UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-13703

SIX FLAGS ENTERTAINMENT CORPORATION

(Exact name of registrant as specified in its charter)

1000 Ballpark Way Suite 400

Arlington, TX 76011

(972) 595-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, $0.025 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*

On July 1, 2024, Six Flags Entertainment Corporation (“Former Six Flags Entertainment Corporation”) merged with and into CopperSteel HoldCo, Inc., with CopperSteel HoldCo, Inc. continuing as the surviving entity and subsequently changing its name to Six Flags Entertainment Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934 Six Flags Entertainment Corporation, as successor in interest to Former Six Flags Entertainment Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 12, 2024	Six Flags Entertainment Corporation
(as successor in interest to Former Six Flags Entertainment Corporation)

	By:	/s/ Brian C. Witherow
	Name:	Brian C. Witherow
	Title:	Chief Financial Officer